Free Writing Prospectus

Filed on October 26, 2026 Pursuant to Rule 433

Registration Statement No. 333-293679

FINAL TERM SHEET

Dated October 26, 2026

DOVER CORPORATION

€800,000,000 4.350% Notes due 2030

Issuer:	Dover Corporation

Title of Securities:	4.350% Notes due 2030 (the “Notes”)

Legal Format:	SEC registered

Aggregate Principal Amount:	€800,000,000

Issue Price (Price to Public):	99.917% of principal amount

Maturity Date:	November 2, 2030

Coupon (Interest Rate):	4.350%

Benchmark Security:	OBL 2.200% due October 10, 2030

Spread to Benchmark Security:	+122 basis points (1.220%)

Benchmark Security Price and Yield:	96.510; 3.153%

Mid-Swap Yield:	3.423%

Spread to Mid-Swap Yield:	+95 basis points (0.950%)

Yield to Maturity:	4.373%

Interest Payment Dates:	November 2 of each year, beginning on November 2, 2027

Regular Record Dates:	October 15 of each year

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Redemption Provisions:

Dover Corporation may, at its option, redeem any or all of the Notes at any time prior to October 2, 2030 (the date that is one month prior to maturity) at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) a make-whole price calculated using a discount rate of the applicable Comparable Government Bond Rate (as defined in the preliminary prospectus supplement) plus 20 basis points, plus, in each case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Dover Corporation may, at its option, redeem any or all of the Notes at any time on or after October 2, 2030 (the date that is one month prior to maturity) at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Dover Corporation may also, at its option, redeem the Notes in whole, but not in part, for tax reasons, as described in the preliminary prospectus supplement, dated October 26, 2026.

No mandatory redemption provisions.

Change of Control Triggering Event:	Upon a change of control triggering event, holders may cause Dover Corporation to repurchase some or all of their Notes at 101% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

Trade Date:	October 26, 2026

Settlement Date(1):	T+5 (London business days); November 2, 2026

Listing:	Dover Corporation intends to apply to list the Notes on The New York Stock Exchange

Joint Book-Running Managers:	Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities plc Merrill Lynch International Citigroup Global Markets Limited Goldman Sachs & Co. LLC ING Bank N.V.

Co-Managers:	BNP PARIBAS Scotiabank (Ireland) Designated Activity Company Academy Securities, Inc. U.S. Bancorp Investments, Inc.

CUSIP:	260003 AS7

ISIN:	XS3554096431

Common Code:	355409643

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Ratings(2):	Baa1 (Stable Outlook) (Moody’s); BBB+ (Stable Outlook) (S&P)

(1)

Dover Corporation expects that delivery of the Notes will be made against payment therefor on or about November 2, 2026, which is the fifth London business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes before the date that is one London business day prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

(2)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

MiFID II and UK MiFIR—professionals/ECPs-only/No EEA PRIIPs KID or UK PRIIPs KID/CCI product summary: Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA PRIIPs key information document (KID) or UK PRIIPs KID/CCI product summary has been prepared as the Notes are not available to retail investors in the EEA or the UK.

The offer and sale of the Notes to which this final term sheet relates have been registered by Dover Corporation by means of a registration statement on Form S-3 (SEC File No. 333-293679).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, London Branch at 1-800-503-4611, HSBC Bank plc at 1-866-811-8049, J.P. Morgan Securities plc at +44-20-7134-0507 (non-U.S. investors) or J.P. Morgan Securities LLC collect at 1-212-834-4533 (U.S. investors) or by contacting Dover at 1-630-541-1540.